CARL N. DUNCAN, ESQ.
ATTORNEY AT LAW
cduncan@cnduncanlaw.com

5718 Tanglewood Drive	(301) 263-0200
Bethesda, Maryland 20817	(Fax) (301) 576-5193

November 6, 2008

VIA EDGAR AND MESSENGER

Jay Knight, Attorney Examiner
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Millennium Group Worldwide, Inc. (the “Company”) Registration by Coordination; File No. 333-145553 Response to P.E. No. 6 SEC Comment Letter and Associated P.E. No. 7 Filing

Dear Mr. Knight:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”). In response to the staff’s current October 2, 2008 comment letter (the “current comment letter”), we hereby file this response to the staff’s comments. Please note that this response letter (being filed today on EDGAR as correspondence) relates to Pre-Effective Amendment 7 filed October 2, 2008 on EDGAR.

This Pre-Effective Amendment No. 7 reflects cumulative changes since P.E. No. 6 was filed. This letter responds to the comments in the indicated order in the current comment letter relating to P.E. No. 6. (two marked and two unmarked and being filed concurrently with the SEC and the states where the Company’s registration is pending):

General

1.	Because the standards are known and addressed and we have already represented, we have not added to the Prospectus the following:

	•	The Company will not itself own securities in any private equity fund it or, more likely a subsidiary, may organize;

•

While the Company or, more likely, a subsidiary would likely be deemed to be an investment adviser in any such private equity fund so organized, it expects to be IA-exempt but nonetheless recognizes that it may be required in due course to be IA registered; and

	•	The Fund, while unlikely for a number of reasons, may itself be required to register under the Investment Company Act of 1940 and will register if so required.

Registration Cover Page

2.	The cover page to the Form S-1 now reflects that the Company will be a non-accelerated filer.

Prospectus Cover Page

3.

The term “break escrow” has been deleted and/or described throughout the Prospectus. We have indicated that the subscriptions from Ohio, Pennsylvania and Tennessee will not count toward the $3,000,000 minimum.

Table of Contents

4.	The table of contents has been updated. Proper pagination will be reflected in the Rule 424(b) Prospectus.

Minimum Subscription

5.	The irrevocability of the subscription reference was inadvertently omitted and will be reflected in the Rule 424(b) Prospectus.

Proceeds Held

6.	The requested changes have been made with regard to possible secondary market.

Post-Offering Securities Outstanding

7.	The number of shares has been changed at the minimum to 6,250,000 shares.

Risk Factor (12) The Company is Subject to Direct Governmental Regulations…

8.	The disclosures re governmental regulations has been substantively upgraded.

Certain Related Party Transactions

9.	The requested additional disclosures re Ronco re what was originally planned, any continuing relationship, etc.

10.	Revisions have been made to the last sentence of the 5th paragraph relative to basis of price. With regard to the valuation, please note that:

• The inherent valuation is based on contracts in hand negotiated that, if undertaken, would result in investments by Millennium in these existing companies or start-ups.

• If certain levels of earnings for these companies were achieved, Millennium’s investment would either increase in value or the investment would return cash in the form of dividends to Millennium.

•

In all cases, the anticipated earnings were calculated at a conservative 15% ROI or less for a period commensurate with the anticipated life of the asset (3 to 5 years for real estate developed for sale, for example), assumed reinvestment of earnings where appropriate (generally operating companies) and reinvestment of earnings were discounted where appropriate for the industry or the resultant stream of earnings to Millennium at a rate appropriate for the industry of at Treasury rates for the relevant discount period.

•

These forward looking valuations were based on Mr. Corrigan’s knowledge of the industries supplemented by assessments of the return on assets in those markets, principally developing markets, in which Millennium intends to invest.

• These values should not be considered representative of “asset values” of Millennium as generally defined.

MGW International

11.	The “beach head” reference has been expanded.

Contracts in Existence

12.	The expiring contracts have been updated and the associated extensions have been reflected in the table of same and the Part II Exhibits.

Security Ownership by Beneficial Owners and Management

13.	The ownership chart has been expanded as requested.

Selected Financial Data

14.	The requested changes have been incorporated.

Plan of Operations

15.	The Confidential Request is been updated concurrently.

M, D & A: Liquidity and Capital Resources

16.	The cash and cash equivalents disclosures has been revised.

Application of Proceeds/St. Augustine Real Estate

17.	The dollar references were indeed backwards and has been revised.

Automotive Dealerships

18.	The investment priority of this sector has been reconciled.

Affinity Products and Direct Marketing

19.	The investment priority of this sector has been reconciled.

Subscription Procedure

20.	The Ohio and Tennessee suitability requirements have been finalized and inserted.

Report of Independent Registered Public Accounting Firm

21.	The compilation changes have been incorporated.

Statement of Stockholder’s Equity

22.	The line item revisions requested have been incorporated.

Note 5—Deferred Revenue

23.	The requested treatment has been incorporated.

Balance Sheets

24.	The requested treatment has been incorporated.

Statement of Stockholders’ Equity

25.	The correct dollar amount has been reflected.

26.	The number of shares and dollar amount has been adjusted.

Exhibits.

27.

The Catoca Fire and Fuel Contract has been executed as has the Escrow Agreement. The Escrow Agreements relative, respectively, to (i) the $37,500,000 minimum in Ohio, Pennsylvania and Tennessee and (ii) the share lock-up are being negotiated with the states of Ohio and Pennsylvania. Such Escrow Agreements once finalized will be the subject of a forthcoming Pre-Effective Amendment No. 8 (expected to be filed tomorrow or Monday).

Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before close of business November 14, 2008, the date the unaudited financials go “stale.” The Company is prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive, taking into consideration the two states with open comments that we are now finalizing. I will call you tomorrow to coordinate any remaining issues with the staff and associated timing.

Very truly yours,

/s/ Carl N. Duncan

Carl N. Duncan, Esq.

cc: Julius Jackson